                                                                    EXHIBIT 99.1




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Heritage Holdings, Inc.:


We have audited the accompanying consolidated balance sheet of Heritage Holdings, Inc. and subsidiaries (the Company) as of August 31, 1999. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Heritage Holdings, Inc. and subsidiaries as of August 31, 1999, in conformity with generally accepted accounting principles.


                                             /s/ Arthur Andersen LLP
                                             -----------------------


Tulsa, Oklahoma
   October 8, 1999 (except with
    respect to the matters discussed
    in Note 7, as to which the date
    is October 28, 1999)

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
               (in thousands, except share and per share amounts)


                                                                           August 31,
                                                                             1999
                                                                         ------------
                                        ASSETS

CURRENT ASSETS:
  Cash                                                                   $      2,050
  Marketable securities                                                         4,233
  Accounts receivable, net                                                     11,635
  Inventories                                                                  14,784
  Prepaid expenses                                                              1,169
  Assets held in trust                                                          1,341
                                                                         ------------
         Total current assets                                                  35,212

PROPERTY, PLANT AND EQUIPMENT, net                                            155,246
ASSETS HELD IN TRUST                                                            2,341
INVESTMENT IN AFFILIATE                                                         5,202
INTANGIBLES AND OTHER ASSETS, net                                              73,719
                                                                         ------------
         Total assets                                                    $    271,720
                                                                         ============

                         LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Working capital facility                                               $     19,900
  Accounts payable                                                             15,311
  Accrued and other current liabilities                                        10,799
  Current maturities of long-term debt                                          3,136
                                                                         ------------
         Total current liabilities                                             49,146

LONG-TERM DEBT, less current maturities                                       197,983
MINORITY INTEREST                                                              71,404
DEFERRED TAXES                                                                 72,604
                                                                         ------------
                                                                              391,137
                                                                         ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
  Common stock, $.01 par value, 600,000 shares authorized,
    534,788 shares issued and outstanding                                           5
  Additional paid-in capital                                                   11,889
  Accumulated deficit                                                        (125,613)
  Other comprehensive income                                                    1,444
  Notes receivable from sale of common stock                                   (7,142)
                                                                         ------------
         Total stockholders' deficit                                         (119,417)
                                                                         ------------
         Total liabilities and stockholders' deficit                     $    271,720
                                                                         ============



The accompanying notes are an integral part of this consolidated balance sheet.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES


                       NOTES TO CONSOLIDATED BALANCE SHEET
              (Dollars in thousands, except per share/unit amounts)



1.  OPERATIONS AND ORGANIZATION:

The accompanying consolidated balance sheet includes the accounts of Heritage Holdings, Inc., its subsidiaries, including Heritage Propane Partners, L.P. and Heritage Operating, L.P., and M-P Energy Partnership. The Company accounts for its 50 percent partnership interest in Bi-State Partnership, another propane retailer, under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

The Company has an unrealized gain of approximately $57,414 representing the difference between the net liabilities of $38,905 transferred to Heritage Operating, L.P. and its underlying equity in the Partnership at the initial public offering (IPO) date of $18,509.

The limited partner units received by the Company are subordinated to the Common Units sold to the public as the Common Units have preferential distribution rights during the Subordination Period. After the Subordination Period (see Note
6), the Company will recognize a gain in income of $57,414. The unrealized gain is recorded as minority interest in the consolidated balance sheet.

The Operating Partnership sells propane and propane-related products to approximately 265,000 retail customers in 26 states throughout the United States. The Partnership is also a wholesale propane supplier in the southwestern United States and in Canada, the latter through participation in a Canadian partnership. The Partnership grants credit to its customers for the purchase of propane and propane-related products.

2.  SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

MARKETABLE SECURITIES

The Company determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. Marketable securities that have been classified as available-for-sale are carried at fair value, with unrealized gains and losses reported as other comprehensive income. Securities available for sale consist of equity securities with historical costs of $2,789, net unrealized gains of $1,444 and a market value of $4,233 at August 31, 1999.

INVENTORIES

Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using the average cost method, while the cost of appliances, parts and fittings is determined by the first-in, first-out method. Inventories consist of the following:


                                                                 August 31,
                                                                    1999
                                                               ---------------
Fuel                                                           $         9,341
Appliances, parts and fittings                                           5,443
                                                               ---------------
                                                               $        14,784
                                                               ===============

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. Additionally, the Company capitalizes certain costs directly related to the installation of Company owned tanks, including internal labor costs. Components and useful lives of property, plant and equipment are as follows:


                                                                 August 31,
                                                                    1999
                                                               ---------------

Land and improvements                                          $         8,778
Buildings and improvements (10 to 30 years)                             16,732
Bulk storage, equipment and facilities (3 to 30 years)                  19,109
Tanks and other equipment (5 to 30 years)                              115,608
Vehicles (5 to 7 years)                                                 32,481
Furniture and fixtures (5 to 10 years)                                   5,087
Other                                                                    1,312
                                                               ---------------
                                                                       199,107
Less-accumulated depreciation                                          (43,861)
                                                               ---------------
                                                               $       155,246
                                                               ===============


INTANGIBLES AND OTHER ASSETS

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. The Company eliminates from its balance sheet any fully amortized intangibles and the related accumulated amortization. Components and useful lives of intangibles and other assets are as follows:


                                                                  August 31,
                                                                     1999
                                                               ---------------

Goodwill (30 years)                                            $        48,672
Noncompete agreements (10 to 15 years)                                  30,647
Customer lists (15 years)                                               15,597
Other                                                                    6,269
                                                               ---------------
                                                                       101,185
Less-accumulated amortization                                          (27,466)
                                                               ---------------
                                                               $        73,719
                                                               ===============

LONG-LIVED ASSETS

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value.

ACCRUED AND OTHER CURRENT LIABILITIES

Accrued and other current liabilities consist of the following:


                                                                 August 31,
                                                                    1999
                                                               ---------------

Interest payable                                               $         3,615
Wages and benefits                                                       3,330
Deferred tank rent                                                       1,450
Taxes other than income                                                    641
Customer deposits                                                          826
Other                                                                      937
                                                               ---------------
                                                               $        10,799
                                                               ===============


INCOME TAXES

Effective September 1, 1996, the Company elected to be treated as an S Corporation for tax reporting purposes. This election results in the Company no longer operating as a taxable entity for federal and state tax reporting purposes. As an S Corporation, the taxable income of the Company is included in the taxable income of its shareholders. Deferred taxes are recorded for the estimated liability for income tax on built-in gains related to the difference between the estimated fair value and book value of the investment in Partnership. These deferred taxes will not be paid unless the Company disposes of its partnership units held on September 1, 1996, before September 1, 2006. At that time, the deferred income taxes would be eliminated from the balance sheet and be recorded as retained earnings.

OTHER COMPREHENSIVE INCOME

The Company applies Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires companies to report all nonowner changes in equity during a period in the financial statements for the period in which they are recognized. The Company includes unrealized gains and losses on available-for-sale securities in other comprehensive income.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

FAIR VALUE

The carrying amount of accounts receivable and accounts payable approximates their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value at August 31, 1999, of the Company's long-term debt approximates the aggregate carrying amount.

3.  ASSETS HELD IN TRUST:

In connection with the IPO, the Company retained $9,613 from the proceeds of the Notes. These proceeds were placed in various trusts to be paid to the noteholders of noncompete agreements entered into by the Company prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. The Company retains all earnings from the trust assets.

4.  WORKING CAPITAL FACILITIES AND LONG-TERM DEBT:

Long-term debt consists of the following:


                                                                               August 31,
                                                                                  1999
                                                                              ------------

8.55% Senior Secured Notes                                                    $    120,000

Medium Term Note Program:
  7.17% Series A Senior Secured Notes                                               12,000
  7.26% Series B Senior Secured Notes                                               20,000
  6.50% Series C Senior Secured Notes                                                5,000
  6.59% Series D Senior Secured Notes                                                5,000
  6.67% Series E Senior Secured Notes                                                5,000

Senior Revolving Acquisition Facility                                               18,300

Notes Payable on noncompete agreements with interest imputed at rates averaging 8%, due in installments through 2009, collateralized by a first
  security lien on certain assets of the Partnership                                14,367

Other                                                                                1,452
                                                                              ------------
                                                                                   201,119
Current maturities of long-term debt                                                (3,136)
                                                                              ------------
                                                                              $    197,983
                                                                              ============


Maturities of the Senior Secured Notes and the Medium Term Note Program are as follows:

8.55% Senior Notes:  mature at the rate of $12,000 on June 30 in each of the years 2002 to and including 2011.

Series A Notes:      mature at the rate of $2,400 on November 19 in each of the years 2005 to and including 2009.

Series B Notes:      mature at the rate of $2,000 on November 19 in each of the years 2003 to and including 2012.

Series C Notes:      mature at the rate of $714 on March 13 in each of the years
                     2000 to and including 2003, $357 on March 13, 2004, $1,073 on March 13, 2005, and $357 in each of the years 2006 and 2007.

Series D Notes:      mature at the rate of $556 on March 13 in each of the years
                     2002 to and including 2010.

Series E Notes:      mature at the rate of $714 on March 13 in each of the years
                     2007 to and including 2013.

The Notes and the Medium Term Note Program contain restrictive covenants, including limitations on substantial disposition of assets, changes in ownership of the Partnership, additional indebtedness and require the maintenance of certain financial ratios. At August 31, 1999, the Partnership was in compliance with all covenants. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the common stock of the Partnership's subsidiaries secure the Notes, and the noteholders have recourse against the Company.

The Partnership maintains a credit agreement with various financial institutions with a Senior Revolving Working Capital Facility and Acquisition Facility. Subsequent to August 31, 1999, this agreement was amended and restated. The amended and restated credit agreement consists of the following:

         A $35,000 Senior Revolving Working Capital Facility, expiring June 30, 2002, with $19,900 outstanding at August 31, 1999. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The weighted average interest rate was 6.7 percent at August 31, 1999. The Partnership must be free of all working capital borrowings for 30 consecutive days each fiscal year. A commitment fee of .375 percent is paid on the unused portion of the facility.

         A $50,000 Senior Revolving Acquisition Facility is available through December 31, 2001, at which time the outstanding amount must be paid in ten equal quarterly installments, beginning March 31, 2002. The interest rate and interest payment dates vary depending on the terms the Partnership agrees to when the money is borrowed. The average interest rate was 7.0 percent for amounts outstanding at August 31, 1999. A commitment fee of .375 percent is paid on the unused portion of the facility.

Future maturities at August 31, 1999, of long-term debt for each of the next five fiscal years and thereafter are $3,136 in 2000; $2,488 in 2001; $18,491 in 2002; $22,159 in 2003; $24,317 in 2004 and $130,528 thereafter.

5.  COMMITMENTS AND CONTINGENCIES:

Certain property and equipment is leased under noncancelable leases which require fixed monthly rental payments and expire at various dates through 2008. At August 31, 1999, fiscal year future minimum lease commitments for such leases are $1,138 in 2000; $710 in 2001; $601 in 2002; $515 in 2003; $420 in 2004 and
$844 thereafter.

The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company.

The Partnership has entered into several purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2000.

6.  PARTNERSHIP UNITS:

The Partnership's capital consists of 5,825,674 Common Units representing a 66.4 percent limited partner interest, 2,777,207 Subordinated Units owned by the General Partner representing a 31.6 percent limited partner interest and a two percent general partner interest.

The Partnership is expected to make quarterly cash distributions of all of its Available Cash, generally defined as consolidated cash receipts less consolidated operating expenses, debt service payments, maintenance capital expenditures and net changes in reserves established by the General Partner for future requirements. These reserves are retained to provide for the proper conduct of the Partnership business, or to provide funds for distributions with respect to any one or more of the next four fiscal quarters.

Distributions by the Partnership in an amount equal to 100 percent of its Available Cash will generally be made 98 percent to the Common and Subordinated Unitholders and two percent to the General Partner, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. To the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution ($.50 per Unit), plus any arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. Common Units will not accrue arrearages for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

In general, the Subordination Period will continue indefinitely until the first day of any quarter beginning after May 31, 2001, in which distributions of Available Cash equal or exceed the Minimum Quarterly Distribution (MQD) on the Common Units and the Subordinated Units for each of the three consecutive four-quarter periods immediately preceding such date. Pursuant to the terms of the Partnership Agreement 925,736 Subordinated Units held by the General Partner converted to Common Units on July 7, 1999. The conversion of these units was dependent on meeting certain cash performance and distribution requirements during the period that commenced with the IPO. The subordination period applicable to the remaining Subordinated Units will end the first day of any quarter ending after May 31, 2001, in which certain cash performance and distribution requirements have been met. An additional 925,736 Subordinated Units will convert to Common Units after May 31, 2000, as long as these requirements are met. Upon expiration of the Subordination Period, all remaining Subordinated Units will convert to Common Units.

The Partnership is expected to make distributions of its Available Cash within 45 days after the end of each fiscal quarter ending November, February, May and August to holders of record on the applicable record date. A prorata MQD of $.353 per Common and Subordinated Unit was made on October 15, 1996 for the two month period between the IPO and the fourth quarter ended August 31, 1996. The MQD was made to the Common and Subordinated Unitholders for the quarters ended November 30, 1996 through May 31, 1999. For the quarters ended February 28, 1999 and May 31, 1999, the Partnership increased its quarterly distribution to $.5625. The distribution of $.5625 per Common and Subordinated Unit for the fourth quarter ended August 31, 1999, was declared on September 17, 1999, payable on October 15, 1999, to Unitholders of record on October 1, 1999. The quarterly distributions for the quarters ended February 28, 1999, May 31, 1999 and August 31, 1999, included incentive distributions payable to the General Partner to the extent the quarterly distribution exceeded $.55 per unit.

RESTRICTED UNIT PLAN

The General Partner adopted a restricted unit plan (the Plan) for its nonemployee directors and key employees of the General Partner and its affiliates effective June 1996. Rights to acquire 146,000 Common Units (Phantom Units) are available under the plan and may be granted to employees from time to time at the discretion of the Plan Committee. Commencing on September 1, 1996, and on each September 1 thereafter that the Plan is in effect, each director who is in office automatically receives 500 units. The Phantom Units vest upon, and in the same proportions as (1) the conversion of the Partnership's Subordinated Units into Common Units, or (2) if later, the third anniversary of their grant date, and (3) terms and conditions specified by each grant. As of August 31, 1999, 59,500 Phantom Units with a value of $1,346 have been granted. Subsequent to August 31, 1999, 4,500 of Phantom Unit grants vested pursuant to the vesting rights of the plan.

7.  REGISTRATION STATEMENTS:

Effective November 19, 1997, the Partnership registered 2,000,000 additional Common Units that may be issued from time to time by the Partnership by means of a prospectus delivered in connection with its negotiations for acquisition of other businesses, properties or securities in business combination transactions. On August 6, 1998, 60,606 Common Units were issued from this registration statement in connection with the acquisition of certain assets of another propane company. Subsequent to August 31, 1999, 56,578 Common Units were issued from this registration statement in connection with acquisitions of other propane companies.

Effective September 13, 1999, the Partnership registered $150,000 of Common Units and Debt Securities on a Form S-3 registration statement that may be offered for sale in one or more offerings. On October 25, 1999, the Partnership issued a prospectus supplement offering 1,200,000 Common Units, representing limited partner interests in the Partnership. The underwriters delivered the Common Units to purchasers on October 28, 1999, at a public offering price of $22.00 per Common Unit. The underwriters may also purchase up to an additional 180,000 Common Units on the same terms within 30 days from the date of the prospectus supplement to cover over-allotments, if any. The Partnership used the net proceeds of approximately $24 million from this offering to repay the outstanding indebtedness under its acquisition facility.

8. NOTES RECEIVABLE:

At August 31, 1999, notes receivable from sale of common stock consist of notes issued by various members of management to exercise stock options. In connection with the IPO, members of management issued $5,000 of notes to third parties to repurchase the equity interest of nonmanagement/director shareholders of the Company. In December 1998, the third-party notes were refinanced through the Company and include the noteholders' shares of common stock of the Company as collateral. The notes bear interest at 7-8%, payable each December 30, and mature in June 2011. Sinking fund payments equal to 33 1/3% of the original principal amount of the notes are due June 28, 2003, 2004 and 2005. Prior to maturity, interest and sinking fund payments shall be payable only out of distributions from the Company.

9. SUPPLEMENTAL INFORMATION:

The following balance sheet of the Company includes its investment in the Partnership on an equity basis. Such presentation is included to provide additional information with respect to the Company's financial position on a stand alone basis:


                                                                           August 31,
                                                                               1999
                                                                         ---------------

                                          ASSETS

CURRENT ASSETS:
   Cash                                                                  $           371
   Marketable securities                                                           4,233
   Receivable from Partnership                                                     1,964
   Assets held in trust                                                            1,341
                                                                         ---------------
         Total current assets                                                      7,909

ASSETS HELD IN TRUST                                                               2,341
OTHER ASSETS                                                                         476
                                                                         ---------------
         Total assets                                                    $        10,726
                                                                         ===============

                          LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities                              $         2,492
   Current maturities of long-term debt                                            1,114
                                                                         ---------------
         Total current liabilities                                                 3,606

LONG-TERM DEBT, less current portion                                               1,767

NEGATIVE INVESTMENT IN PARTNERSHIP                                                52,166

DEFERRED TAXES                                                                    72,604
                                                                         ---------------
         Total liabilities                                                       130,143
                                                                         ---------------

STOCKHOLDER'S DEFICIT:
   Common stock $.01 par value, 600,000 shares authorized,
     534,788 shares issued and outstanding                                             5
   Additional paid-in capital                                                     11,889
   Accumulated deficit                                                          (125,613)
   Other comprehensive income                                                      1,444
   Notes receivable from sale of common stock                                     (7,142)
                                                                         ---------------
         Total stockholders' deficit                                            (119,417)
                                                                         ---------------
         Total liabilities and stockholders' deficit                     $        10,726
                                                                         ===============